Via EDGAR (Correspondence)

April 12, 2010

John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation / Commission File No. 001-07511
Commission letter dated March 29, 2010 regarding accounting for certain repurchase agreements, securities lending transactions and other transactions (the “Letter”)

Dear Mr. Nolan:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the questions from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Letter referenced above.

The text of each of the Staff’s numbered information requests has been restated herein in bold-faced type followed by our response thereto.

1. With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•

Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•

Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•

Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

•

Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

We did not account for any repurchase agreements as sales for accounting purposes in our financial statements at any time during the years ended December 31, 2009, 2008 or 2007.

2. For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

With respect to repurchase agreements accounted for as collateralized financings, the tables presented below set forth the period-end balance for each quarter; the maximum balance at any month-end in each quarter; and the quarterly average balance for each quarter, for each of the past three years.

	Quarter-End Balances
(in millions)	4Q	3Q	2Q	1Q

2009:
Securities purchased under resale agreements	$2,386.9	$1,578.8	$5,276.8	$1,290.9
Securities sold under repurchase agreements	10,542.2	11,890.0	12,899.2	10,387.8

Maximum month-end resale balance	2,386.9	5,410.6	6,369.3	3,677.8
Maximum month-end repurchase balance	10,542.2	12,253.8	12,992.7	11,168.0

2008:
Securities purchased under resale agreements	$1,634.5	$9,597.7	$10,696.6	$19,958.5
Securities sold under repurchase agreements	11,154.3	17,274.0	15,266.8	13,441.2

Maximum month-end resale balance	10,001.3	11,326.8	10,696.6	19,958.5
Maximum month-end repurchase balance	16,866.6	17,274.0	15,266.8	14,873.6

2007:
Securities purchased under resale agreements	$19,133.5	$16,150.9	$10,772.1	$12,157.8
Securities sold under repurchase agreements	14,645.6	14,008.4	13,088.7	17,368.0

Maximum month-end resale balance	19,133.5	16,150.9	16,738.9	15,817.6
Maximum month-end repurchase balance	15,195.8	17,884.1	19,943.0	20,107.6

	Quarterly Average Balances
(in millions)	4Q	3Q	2Q	1Q

2009:
Securities purchased under resale agreements	$2,310.2	$4,424.3	$4,750.6	$3,323.1
Securities sold under repurchase agreements	9,002.6	11,971.8	12,356.6	10,941.1

2008:
Securities purchased under resale agreements	$6,555.0	$10,335.4	$11,779.7	$12,148.2
Securities sold under repurchase agreements	14,504.8	14,239.7	14,296.8	13,999.3

2007:
Securities purchased under resale agreements	$11,668.7	$11,349.2	$12,782.4	$14,101.8
Securities sold under repurchase agreements	14,429.0	15,071.5	16,766.7	18,316.3

As disclosed in note 8 to the consolidated financial statements in our 2009 Form 10-K, we maintain an agreement with a clearing organization that enables us to net all securities purchased under resale agreements and sold under repurchase agreements with counterparties that are also members of this organization. This netting is reflected in the tables presented above. As a result of netting, the full-year average balances of securities purchased under resale agreements and securities sold under repurchase agreements were each reduced by $14.8 billion for 2009, $17.5 billion for 2008 and $13.4 billion for 2007.

As our customers execute their worldwide cash management and investment activities, they utilize short-term investments and deposits that constitute the majority of State Street’s liabilities. These short-term investments offered to our customers are primarily in the form of repurchase agreements. The mix between short-term investments and deposit products is driven by customer need/demand. Repurchase agreements, deposits and other liabilities generated from customer activities are invested by us in assets that generally match the liquidity and interest rate characteristics of the liabilities. Those assets include securities purchased under resale agreements, federal funds sold, interest-bearing deposits and security portfolios. The actual mix of these assets is determined by the characteristics of the customer liabilities and State Street’s desire to maintain a well-diversified portfolio of high-quality assets.

3. Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

We did not record any securities lending transactions as sales for accounting purposes in our financial statements at any time during the years ended December 31, 2009, 2008 or 2007.

Our predominant involvement with securities lending transactions is in the capacity of a lending agent; therefore, these transactions are not recorded on our balance sheet. In the third quarter of 2008, State Street began to enter into securities lending transactions as a principal on a limited basis. These principal transactions are not accounted for as sales, but rather are accounted for as collateralized financings and recorded on our balance sheet, as resale agreements (asset side) and repurchase agreements (liabilities side). Resale agreements related to principal transactions totaled $1.3 billion as of December 31, 2009 and averaged $661 million for 2009; repurchase agreements related to principal transactions totaled $1.1 billion as of December 31, 2009 and averaged $610 million for 2009. Information with respect to resale and repurchase agreements related to principal transactions is included for the appropriate periods in the aforementioned tables presented in our response to the Staff’s question number 2.

4. Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

We did not record any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions, which were treated as sales for accounting purposes in our financial statements at any time during the years ended December 31, 2009, 2008 or 2007.

5. Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

We offset financial assets and financial liabilities in our balance sheet, where a right of setoff does not exist, for our leveraged lease portfolio in accordance with ASC 840-30-25-8. As disclosed in note 1 to the consolidated financial statements in our 2009 Form 10-K, we record leveraged lease investments in our balance sheet at the aggregate of lease payments receivable and estimated residual values, net of non-recourse debt and unearned income. As disclosed in note 4 to the consolidated financial statements in our 2009 and 2008 Forms 10-K, aggregate net rental income receivable balances totaled $2.7 billion, $2.9 billion and $3.3 billion as of December 31, 2009, 2008 and 2007, respectively. The amount of non-recourse debt netted against these lease payments receivable in accordance with ASC 840-30-25-8, and reflected in such balances, totaled $3.3 billion, $3.4 billion and $3.6 billion as of December 31, 2009, 2008 and 2007, respectively.

6. Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

As noted above, we did not record repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, which were treated as sales for accounting purposes in our financial statements at any time during the years ended December 31, 2009, 2008 or 2007.

* * * * *

Please call the undersigned at 617-664-1110 or James J. Malerba, Executive Vice President and Corporate Controller, at 617-664-8697, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Edward J. Resch
Edward J. Resch
Executive Vice President and Chief Financial Officer